UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)

Date: December 23, 2009

Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

The Clorox Company 401(k) Plan
Fiscal Years Ended June 30, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

Fiscal Years Ended June 30, 2009 and 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and the Employee Benefits Committee
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

December 23, 2009

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	June 30	
	2009	**2008**
Assets		
Cash and cash equivalents	$ 3,546	$ 65,798
Investments, at fair value	576,591,873	643,177,027
Receivables:		
Employer contributions	18,853,078	21,991,981
Participant contributions	962,003	1,146,845
Due from brokers for securities sold	29,492	–
Total receivables	19,844,573	23,138,826
Total assets	596,439,992	666,381,651
Liabilities		
Due to brokers for securities purchased	–	2,666
Net assets available for benefits, at fair value	596,439,992	666,378,985
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	(1,010,093)	123,649
Net assets available for benefits	$ 595,429,899	$ 666,502,634

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30	
	2009	2008
Additions to (deductions from) net assets attributed to:		
Investment (loss):		
Interest income and dividends	$ 22,636,247	$ 41,794,215
Net depreciation in fair value of investments	(113,571,955)	(91,373,657)
Total investment loss	(90,935,708)	(49,579,442)
Contributions:		
Employer	23,065,883	26,428,191
Participants	30,055,656	30,317,103
Rollovers	1,056,157	1,814,515
Total contributions	54,177,696	58,559,809
Benefits paid to participants	34,116,148	62,045,570
Administrative expenses	198,575	198,391
Net decrease	(71,072,735)	(53,263,594)
Net assets available for benefits:		
Beginning of year	666,502,634	719,766,228
End of year	$ 595,429,899	$ 666,502,634

See accompanying notes to the financial statements.

The Clorox Company 401(k) Plan

Notes to Financial Statements

June 30, 2009

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company maintains a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. If elected, the employees can receive stock dividends paid directly to them in cash. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange.

The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee and recordkeeper of the Plan.

Contributions

Participants may contribute from 1% to 25% of their compensation, on a pre-tax and after-tax basis (the combined pre-tax and after-tax cannot exceed 25%), as defined in the Plan. Participant contributions are subject to limits specified under the Code.

1. Description of the Plan (continued)

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. Effective January 1, 2007, all participants with a contribution rate of less than 10% will have an automatic annual percentage increase of 1% until the contribution rate reaches 10%, unless another annual percentage is elected or the automatic election is declined.

The Company matches 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company based on the Company's performance. In 2009 and 2008, the Company approved Value Sharing contributions of 5.81% and 8.05%, respectively, of eligible compensation. The Company Value Sharing contributions were allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants. For fully vested participants, amounts in excess of 7% of compensation were paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees, if elected by the employees. For nonvested participants, the amounts in excess of 7% were deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive the Value Sharing contribution. Union participants are not eligible for the Value Sharing contribution, except for union employees at the Jackson, Mississippi facility.

Investment Options

Participants direct the investment of their contributions and the Company's contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, a common collective trust fund, and a money market fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2009 and 2008, are $1,039,230 and $1,017,396, respectively. The Company used $877,261 and $904,784 of forfeitures to reduce the Company's contributions for the plan years ended June 30, 2009 and 2008, respectively.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

In October 2007, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2007, that changes the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2007, will vest in accordance with the following schedule:

Years of Service	Vesting Percentage Prior to July 1, 2007	Vesting Percentage Effective July 1, 2007
1	0%	0%
2	0%	20%
3	34%	40%
4	66%	66%
5	100%	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60, at death, or upon permanent disability.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment and plan consulting fees, which are paid out of the forfeiture account, and loan origination and maintenance fees, which are deducted from the affected participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The Plan recorded its investment in the Stable Value fund at fair value (see Note 4) and recorded an adjustment for the portion of the Stable Value fund related to the fully benefit responsive investment contracts from fair value to contract value.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

2. Summary of Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds, a common collective trust fund, and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 presentation.

Recent Accounting Pronouncements

On July 1, 2008, the Plan adopted the required portions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, and there was no material impact to the financial statements. This Statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 currently applies to all financial assets and liabilities, and nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. In February 2008, the Financial Accounting Standards Board (the "FASB") issued FASB Staff Position ("FSP") No. FAS 157-2, delaying the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The delayed portions of SFAS No. 157 will be adopted by the Plan beginning in its fiscal year ending June 30, 2010, and the Plan does not expect the adoption of these delayed portions to have a material impact on its financial statements. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 4.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective for the Plan beginning July 1, 2008. The Plan has not applied the fair value option to any items; therefore, SFAS No. 159 did not have an impact on the Plan's financial statements.

2. Summary of Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which established principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Plan should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Plan should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. This statement is effective for interim or annual reporting periods ending after June 15, 2009. The Plan has adopted this statement for its fiscal year ended June 30, 2009. The Plan's financial statements for the year ended June 30, 2009, were evaluated for subsequent events through December 23, 2009 the date the financial statements were issued.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30	
	2009	**2008**
Common stock	$ 4,035,207	$(16,197,203)
Mutual funds	(117,571,509)	(75,190,184)
Others	(35,653)	13,730
Net depreciation in fair value	$(113,571,955)	$(91,373,657)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30	
	2009	**2008**
T. Rowe Price Stable Value Fund	$84,745,931	$70,034,942
The Clorox Company Common Stock	83,689,202	82,437,850
Dodge & Cox Balanced Fund	66,233,581	85,323,104
T. Rowe Price Mid-Cap Growth Fund	51,315,328	68,077,699
American Funds EuroPacific Growth Fund	47,426,609	64,953,942
T. Rowe Price Growth Stock Fund	46,483,605	60,960,890
Vanguard Intermediate Term Bond Index Fund	45,505,658	42,750,093
Vanguard Institutional Index Fund	33,236,492	42,349,607

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 – Unobservable inputs reflecting management's own assumptions.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Common stock, including the Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a unit price determined by the portfolio's sponsor based on the fair value of the underlying assets held by the common collective trust fund on the last business day of the Plan year.

Fixed income debt instruments: Valued at bid prices on the last business day of the Plan year.

Preferred stock: Valued at the mean of the bid and ask prices on the last business day of the Plan year.

Participant loans: Valued at their outstanding balances, which approximate fair value on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of June 30, 2009.

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 383,858,972	$ –	$ –	$ 383,858,972
Common stock	87,183,082	–	–	87,183,082
Common/collective trust funds	–	84,745,931	–	84,745,931
Fixed income debt instruments	–	68,991	–	68,991
Preferred stock	–	29,720	–	29,720
Others	–	311	–	311
Participant loans	–	–	20,704,866	20,704,866
Total	$ 471,042,054	$ 84,844,953	$ 20,704,866	$ 576,591,873

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended June 30, 2009.

	Participant Loans
Balance, beginning of year	$ 19,396,169
New loans issued and loan repayments, net	1,308,697
Balance, end of year	$ 20,704,866

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan's management believes that the Plan is being operated in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

6. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During fiscal years 2009 and 2008, the Plan made purchases of $3,361,170 and $3,590,231, respectively, and sales of $10,483,764 and $15,607,799, respectively, of the Company's common stock.

Certain Plan investments are shares of mutual funds and participation units of a common collective trust fund managed by T. Rowe Price. Consequently, transactions with T. Rowe Price qualify as party-in-interest transactions.

7. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at June 30, 2009 and 2008, to the Statements of Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	June 30	
	2009	**2008**
Net assets available for benefits per the financial statements	$595,429,899	$666,502,634
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	1,010,093	(123,649)
Net assets available for benefits per the Form 5500	$596,439,992	$666,378,985

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The Company will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As a result, the following is a reconciliation of the Statements of Changes in Net Assets Available for Benefits per the financial statements for the fiscal years ended June 30, 2009 and 2008, to the Statements of Changes in Net Assets Available for Benefits expected to be reported in the Plan's Form 5500:

	Fiscal Year Ended June 30	
	2009	**2008**
Total investment loss per the financial statements	$ (90,935,708)	$ (49,579,442)
Add (less): current year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	1,010,093	(123,649)
Add: prior year adjustment from contract value to fair value for interest in a common collective trust related to fully benefit-responsive investment contracts	123,649	1,042,860
Total investment loss per the Form 5500	$ (89,801,966)	$ (48,660,231)

Supplemental Schedule

The Clorox Company 401(k) Plan

EIN: 31-0595760 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

June 30, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Common stock:		
*	The Clorox Company Common Stock	1,499,001 shares	$ 83,689,202
	Mutual funds:		
	Dodge & Cox Balanced Fund	1,232,253 shares	66,233,581
*	T. Rowe Price Mid-Cap Growth Fund	1,348,629 shares	51,315,328
	American Funds EuroPacific Growth Fund	1,504,651 shares	47,426,609
*	T. Rowe Price Growth Stock Fund	2,098,583 shares	46,483,605
	Vanguard Intermediate Term Bond Index Fund	4,375,544 shares	45,505,658
	Vanguard Institutional Index Fund	394,826 shares	33,236,492
*	T. Rowe Price Small Cap Value Fund	1,107,771 shares	26,841,302
	Vanguard Mid-Cap Index Fund	726,130 shares	9,294,462
	Vanguard Explorer Growth Fund	90,283 shares	3,920,980
	Vanguard Target Retirement Income Fund	229,894 shares	2,255,258
	Vanguard Target Retirement 2005	249,782 shares	2,527,790
	Vanguard Target Retirement 2015	1,037,718 shares	10,397,935
	Vanguard Target Retirement 2025	1,388,272 shares	13,535,654
	Vanguard Target Retirement 2035	1,360,449 shares	13,305,195
	Vanguard Target Retirement 2045	818, 866 shares	8,278,733
	Vanguard Money Market Fund	6 shares	6
			380,558,588
	Common collective trust fund:		
*	T. Rowe Price Stable Value Fund	83,735,838 units	84,745,931
	Self-directed brokerage accounts:		
	Tradelink Investments	Various investments, including mutual funds and common stock	6,893,286
*	Participant loans	Interest rates ranging from 4.25% to 10.50%, maturing through 2024	20,704,866
	Total investments		$ 576,591,873

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41131 – Post Effective Amendments No. 1 and No. 2) pertaining to The Clorox Company 401(k) Plan of our report dated December 23, 2009, with respect to the financial statements and schedule of The Clorox Company 401(k) Plan included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2009.

/s/ Ernst & Young LLP

San Francisco, California
December 23, 2009